UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 8, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Announcement of Outcome of Tender Offer for Repurchase of Shares

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

March 8, 2016

Announcement of Outcome of Tender Offer for Repurchase of Shares

NTT DOCOMO, Inc. (“the Company”) resolved at a meeting of the Board of Directors on February 5, 2016 to repurchase the treasury stock by means of a Tender Offer (the “Tender Offer”), using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act, and the provisions of the Company’s Articles of Incorporation. The Company hereby provides notice that implementation of the Tender Offer began on February 8, 2016 and ended on March 7, 2016. Details are set forth below.

1.	Description of the Offer

(1)	Name and address of the offeror

NTT DOCOMO, Inc. 2-11-1, Nagatacho, Chiyoda-ku, Tokyo, Japan

(2)	Class of listed shares to be repurchased

Common shares

(3)	Tender offer period

From Monday, February 8, 2016 to Monday, March 7, 2016(20 business days)

(4)	Tender offer price

2,544 yen per common share

(5)	Method of settlement

A.	Name and head office address of financial instruments business operator, bank, or other institution in charge of settlement of the Tender Offer

Nomura Securities Co., Ltd. 1-9-1, Nihonbashi, Chuo-ku, Tokyo

B.	Settlement commencement date

Wednesday, March 30, 2016

C.	Method of settlement

Notification of the purchases under the tender offer will be sent to the address of those who consent to offers for purchases or offer for sales (“Tendering Shareholders”) (or the standing proxy for foreign shareholders) after the conclusion of the tender offer period without delay.

Purchases will be settled in cash. Tendering Shareholders will be able to receive the purchase amount for the tender offer, less applicable withholding taxes (see note), by wire transfer or other method as instructed by the tendering shareholder without delay after the settlement commencement date (wire transfer fees may apply).

Note: Taxes on shares purchased under the tender offer

*	Please make any decisions after consulting a tax advisor or other professional about specific tax questions.

(a)	Tax treatment for individual shareholders tendering shares under the tender offer

(i)	For Tendering Shareholders who are residents, or non-residents with a permanent establishment in Japan

When the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment (when the per-share purchase amount is greater than the per-share amount of capital), the amount in excess will be deemed a dividend and taxed accordingly. Furthermore, the amount derived after deducting the amount deemed to be a dividend from the amount received for accepting the tender offer will be deemed income from the transfer of shares. When there is no amount deemed to be a dividend (when the per-share purchase amount is less than the per-share amount of capital) the entire amount received will be transfer income.

The amount deemed to be a dividend is subject to a withholding of 20.315% (15.315% for income tax and special income tax for reconstruction and 5% for resident tax) (There will be no special withholding of the 5% resident tax for non-residents with a permanent establishment in Japan). However, if the shareholder is considered a principal shareholder as defined in Order for Enforcement of the Act on Special Measures Concerning Taxation, the withholding is 20.42% (income tax and special income tax for reconstruction only). As a general rule, the amount after deducting the cost of acquiring the shares from the transfer income is subject to declared separate income taxes.

(ii)	For Tendering Shareholders who are non-residents without a permanent establishment in Japan

The amount deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only). If the shareholder is considered a principal shareholder, the withholding will be 20.42% (income tax and special income tax for reconstruction only). As a general rule, income arising from the transfer will not be subject to taxation.

(b)	For corporate shareholders, when the amount of money received for accepting the tender offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment, the amount of this excess will be deemed a dividend. As a general rule, the portion deemed to be a dividend is subject to withholding of 15.315% (income tax and special income tax for reconstruction only).

A foreign shareholder who wishes to receive an income tax reduction or exemption for such deemed dividends pursuant to an applicable tax treaty should submit the tax treaty application form with the tender offer application form when applying to the tender offer.

2.	Results of the Tender Offer

(1)	Number of shares purchased

Share class	Anticipated number of shares to be purchased	Number of excess shares to be purchased	Number of shares tendered	Number of shares to be repurchased
Common shares	137,578,616 shares	0 shares	120,867,062 shares	120,867,062 share

(2)	Calculation method where proportional allocation is used

Not applicable.

3.	Locations for Examination of Copies of the Tender Offer Report

NTT DOCOMO, Inc. 2-11-1, Nagatacho, Chiyoda-ku, Tokyo, Japan

Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan

(Reference) Resolution Adopted by the Board of Directors on January 29, 2016

(1)	Class of shares to be purchased: Common shares

(2)	Aggregate number of shares to be repurchased: Up to 220,000,000 shares

(equal to 5.67% of total issued shares (excluding treasury shares) as of January 29, 2016)

(3)	Aggregate price of shares to be repurchased: Up to 500,000,000,000 yen

(4)	Period of share repurchase: From February 1, 2016 to December 31, 2016

3